Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 7, 2016

The following is an FAQ to cover employees’ most likely questions, to be made available on ‘Merger’ intranet page with links from key emails on September 7, 2016.

Project Seattle Day 0 Announcement:
Employee FAQ

Purpose of Document: FAQ to cover employees’ most likely questions - to be made available on ‘Merger’ intranet page with links from key emails, etc (NB need to check posting suitability of all FAQs)

Posting Date: Same time as Kevin Loosemore email to all employees

Employee FAQs

The announcement

What have we announced?

Micro Focus International PLC and Hewlett Packard Enterprise (HPE) have announced that they have reached a definitive agreement on the terms of a merger where Micro Focus has agreed to acquire HPE’s Software business by way of the acquisition of the entire issued share capital of a newly formed subsidiary of HPE. The proposed Merger will create one of the world's largest pure-play infrastructure software companies with leading positions in a number of key products, further enhancing customers’ ability to leverage prior IT investment and exploit the latest industry innovations. Houston’s software product portfolio offers solutions in IT Management, Enterprise Security, Information Management & Governance and Big Data & Analytics.

Also as part of the transaction, Micro Focus and HPE announced their intent to enter into a commercial partnership naming SUSE as HPE’s preferred Linux partner.

Why are we doing this?

The proposed Merger is entirely consistent with Micro Focus’ established acquisition strategy and focus on the efficient management of mature infrastructure software products. The Micro Focus Board believes that the proposed Merger presents a rare opportunity to achieve a significant increase in the scale and breadth of Micro Focus, by combining with a business operating in market segments adjacent and complementary to Micro Focus and having characteristics of high recurring revenues and strong cash conversion; and with the potential to deliver total shareholder returns that are superior to those likely to be achieved on an organic basis.

Based on financial information for the twelve months to 30 April 2016, the enlarged Micro Focus combined annual revenues amount to approximately $4.5 billion, with combined Underlying Adjusted EBITDA of $1.35 billion and cash generated from operations each amounting to approximately $1.1 billion over the same period.

Micro Focus believes there is considerable scope to improve HPE Software’s profitability through the application of Micro Focus’ disciplined operating model and further efficiencies across the Enlarged Micro Focus. HPE Software’s adjusted EBITDA margin in its last financial year was approximately 21%, compared with Micro Focus’ equivalent margin of 46% (excluding SUSE). Micro Focus believes it will be possible to improve the margin delivered by HPE Software’s mature software assets, which represent approximately 80% of HPE Software revenue, to Micro Focus’ level by the end of the third full financial year following completion.

In the first full financial year ending after completion and for subsequent financial years, the proposed Merger is expected to significantly enhance adjusted earnings per share for Micro Focus shareholders*, with scope for further benefits as operational improvements are realized across the Enlarged Micro Focus. The immediate imperative will be to ensure that the proposed Merger is effected without undue disruption to the product development, sales, support and administrative functions of the enlarged Micro Focus.

The combination of HPE Software and Micro Focus’ highly complementary portfolios will create one of the world’s largest pure-play infrastructure software companies. The new company will have the global footprint, agility and financial strength to drive software innovation across a comprehensive array of products.

(*This is not a profit forecast and should not be interpreted to mean that earnings per share of the enlarged group following completion will necessarily be above or below the historical earnings per share)

Why is HPE doing this?

HPE has evaluated its portfolio and has been making a number of changes including investments, partnerships, acquisitions and divestitures to fill gaps and maximize shareholder value. The HPE Board believes that the proposed Merger is in the best interests of HPE shareholders.

With approximately $28 billion expected in annual revenue, we believe the future HPE will be an industry leader in delivering secure hybrid IT solutions, leveraging its world-class portfolio of software-defined servers, storage, networking and converged infrastructure.  Software and services are still key enablers of HPE’s go-forward strategy and HPE will invest in systems software capabilities that power and differentiate its infrastructure solutions.

And this is called a Reverse Morris Trust transaction – what does that mean?

Reverse Morris Trust status represents a financially efficient way to fund this transaction: HPE Software will, prior to completion, pay a dividend of $2.5 billion to HPE, financed by newly incurred indebtedness of HPE Software.

Following the payment of the dividend, HPE Software will be either spun-off or split-off from HPE to its shareholders.

Micro Focus will immediately thereafter acquire HPE Software in consideration for the issue of the Consideration Shares to HPE’s shareholders, so that HPE shareholders will own 50.1% of the Enlarged Group's fully diluted share capital immediately post completion. Based on the current Micro Focus share price and the existing fully diluted share capital of Micro Focus, the c. 238 million Micro Focus shares to be issued to HPE’s shareholders have a market value of c. $6.3 billion.

Prior to completion and subject to shareholder approval, Micro Focus will undertake a return of value to its existing shareholders of c. $400 million

HPE’s recent deal with CSC was also a Reverse Morris Trust deal – tell me more.

That’s right. Last year, HPE laid out its vision of being the industry’s leading provider of the secure, next-generation, software-defined infrastructure that will run customers’ data centres today, bridge them to multi-cloud environments tomorrow, and enable the emerging intelligent edge that will power campus, branch and IoT applications for decades to come. To achieve this vision, HPE evaluated its portfolio and is making a number of changes including investments, partnerships, acquisitions and divestitures to fill gaps and maximize shareholder value with non-core assets. HPE announced the spin-merge of its Enterprise Services division to CSC in May of this year, and this transaction represents the move of its software to Micro Focus, with Technical Services remaining to support their hardware business segment.

How are we funding the acquisition? What are the terms of the deal?

Micro Focus will issue Micro Focus shares to the existing shareholders of HPE as consideration for the merger by way of American Depositary Shares so that, immediately following completion of the Merger, HPE’s shareholders will own 50.1% of the fully diluted share capital of the combined group. Based on the current Micro Focus share price, the Micro Focus shares to be issued to HPE would have a market value of c.$6.3 billion. Prior to completion, HPE Software will pay a dividend to HPE of $2.5 billion, financed by debt incurred by HPE Software. This implies an enterprise value for HPE Software of c.$8.8 billion.

How many people will join Micro Focus through the proposed Merger and where are they based?

HPE Software comprises approximately 12,500 employees along with approximately 1,800 additional employees from within centralized shared HPE global functions, plus contingent workers, based around the world, with offices in all major geographies.    The actual number who will join Micro Focus will be determined as part of the spin or split of HPE Software from HPE.

Do we have the bandwidth to integrate with HPE Software so soon after TAG and Serena?

The proposed Merger is not scheduled to complete until Q3 2017 and substantial time and effort will be invested in advance to ensure a strong plan for a rapid and successful integration is in place. To support this, we will leverage the robust and comprehensive integration planning processes that have been developed over recent years to effectively deliver a successful merged entity once the proposed Merger completes.

What’s the timeline for this to happen?

Completion will be subject to the satisfaction of a number of customary conditions, including, amongst other things, Micro Focus shareholder approval, obtaining applicable regulatory and antitrust approvals. Subject to these conditions, the company currently expects completion of the proposed Merger to occur in Q3 2017.

The anticipated timeline to completion is as follows, in terms of financial milestones:

•	Announcement of the merger: 7 September 2016

•	Publication of shareholder circular: H1 2017

•	Micro Focus shareholder meeting to approve the merger: H1 2017

•	Publication of the prospectus Q3 2017

•	Completion of the merger: Q3 2017

How this supports our vision and strategy

Why merge at all?

Our combination with HPE Software brings together two well established enterprise software vendors operating at a global scale with a presence in all significant international markets. We believe HPE Software’s products are well established and most are similar in nature and highly complementary to our own. This transaction will give us significant additional product breadth and a substantially larger customer base, not to mention access to an extensive network of highly effective business partners. HPE’s software product portfolio offers solutions in IT Management, Enterprise Security, Information Management & Governance and Big Data Analytics.  This development is entirely in line with our strategy.  Both entities understand that today’s organizations need to maximize the value of their IT infrastructure software in order to innovate with the lowest possible risk.  Our combined company will give these customer organizations more choice as they look to maximize the business value of established IT assets and effectively leverage their business logic and data to bridge the old and the new.  Going forward, the enlarged Micro Focus will have a very strong product capability to leverage as we continue to link established technologies with the most relevant trends in IT such as Mobile, Cloud, DevOps, Internet of Things, Big Data and Analytics.

Does this make sense from a technology perspective?

Yes.  This development is entirely in line with our strategy.  The HPE Software products are well established and predominantly similar in type to our own as well as having exposure to some higher growth markets, like Big Data.  And like our products, they lie at the heart of their customers’ IT infrastructure.  Going forward, the enlarged Group will have a very strong franchise to leverage as we continue to link established technologies with the new trends in IT such as mobility, cloud and virtualisation.

What is the vision for the combined company?

This development does not change our vision.  Both entities understand that today’s organizations need to maximize the value of their IT infrastructure software.  Our combined company will give these customer organizations more choice as they look to maximise the business value of established IT assets and effectively leverage their business logic and data to bridge the old and the new.  Going forward, the enlarged Micro Focus will have a very strong franchise to leverage as we continue to link established technologies with the most relevant trends in IT such as Mobile, Cloud, DevOps, Internet of Things, Big Data and Analytics.

There is comment in the announcement about a separate agreement between HPE and Micro Focus relating to SUSE – what is this?

As part of the transaction, Micro Focus and HPE announced their intent to enter into a commercial partnership naming SUSE as HPE’s preferred Linux partner as well as exploring additional collaboration leveraging SUSE’s OpenStack expertise for joint innovation around HPE’s Helion Openstack and Stackato Platform-as-a-Service solutions. SUSE and HPE are working together to define the specifics of the commercial partnership.

Jobs and opportunities

How does this news impact my job?

Today’s announcement represents an exciting development for our company, but this transaction is not yet closed, so for now it is ‘business as usual’.  The transaction is subject, amongst other things, to shareholder and regulatory approval and is currently not expected to close until Q3 2017.  So keep doing today what you did yesterday – don’t change until you are asked to!

Will there be job losses once this transaction closes?

Our objective is to create a stronger company that can grow in the infrastructure software space and both Micro Focus and HPE are strong organizations with great products and extensive customer lists.  Once approved, the combined company will be a significant player in the IT sector with great prospects, and this will present employees with exciting career opportunities.  After a thorough assessment we will work towards the optimum structure to run the company efficiently, and the focus will be to run a successful, profitable and dynamic organization that offers a rewarding and challenging working environment.

Will there be organisational change?

We will fully evaluate the opportunities presented by the new combination before making any changes following completion of the transaction in Q3 2017. Kevin Loosemore and Mike Phillips will continue as Executive Chairman and Chief Financial Officer respectively of the enlarged Micro Focus.  It is important to note that there will be no change to the leadership structure of either entity as a result of the proposed Merger until successful completion of the transaction.

What are the advantages and opportunities resulting from the proposed Merger?

This merger will give us significant additional product breadth and a substantially larger customer base as well as access to an extensive and highly effective network of additional partners.   The combined company will be well positioned to offer customers choices in the way they manage today’s complex IT systems and business initiatives around Mobile, Cloud, DevOps, Internet of Things, Big Data and Analytics. It is important to note that our intention is to preserve the full portfolios of strong, leading products in both companies going forward.   We will draw on our recent acquisitions’ track record of successfully integrating any overlapping product sets. So there are advantages to both our customers and partners through access to a wider range of technology solutions, enabling them to develop innovative solutions to support their critical business initiatives.

Will this mean more or less investment in the business?

Following the completion of the transaction, further communications will follow to cover future plans for the combined organization, including investment priorities.  In line with previous acquisitions, we intend to preserve the full portfolios of strong, leading products in both Micro Focus and HPE Software, as we look to grow the company going forward.  We will apply our four box model product management and investment methodology in the enlarged company.

What impact if any is there on my benefits?

There will be no direct and immediate impact on Micro Focus benefits as a result of this announcement. During forthcoming months preceding merger completion, we will as part of our process, look at whether we need to modify any benefit plans to accommodate our new HPE Software colleagues. Any changes would be made with ample prior notice and consultation where appropriate, and in accordance with local legal requirements.

What impact if any is there on my pension or retirement plan?

We don’t anticipate this deal to be detrimental to Micro Focus pensions in any way. Currently we don’t anticipate any change.

What am I permitted to do?

Can I buy shares at this time?

For Micro Focus employees the share dealing code remains the same.

What if I get a call from the press?

This will be viewed as a significant corporate development in the global IT sector, so we can expect incoming calls from the media as well as financial and industry analysts.  If you do receive any such calls, do not be tempted to answer questions – instead please explain that you are not an authorised corporate spokesperson and forward the call to our PR agency team at Powerscourt  on telephone number +44 (0)20 7250 1446 or email Microfocus@powerscourt.com who will channel the call to the appropriate spokesperson.

When can we meet our new HPE Software work colleagues?

This merger has not yet been approved, so for now it is business as usual.  Keep doing today what you did yesterday – don’t change until you are asked to!  The most valuable contribution each and every employee can make is to help deliver a successful Q2, first half and full year results to give us a strong platform from which to progress the integration of the two organisations following completion. Communications with Houston employees are being delivered in parallel which provide the same direction.

Management and Locations

Who will manage the combined organisation?

The management team will be led by Kevin Loosemore as Executive Chairman and Mike Phillips as CFO.  Other executive directors may be appointed from the senior management of Micro Focus and HPE Software. Key roles may be performed in any of the Group’s locations.  With effect from completion, HPE will nominate one executive director to the Micro Focus board and, subject to the approval of The Nomination Committee of Micro Focus will appoint half of the Independent Non-Executive Directors.

Will there be one or more HQs?  Where will it/they be?

The business will continue to be run from our current locations. Once the transaction is completed the head office will be based in Newbury and ultimately the business will continue to be managed from multiple locations.

What are the logistics of the announcement and communications methods?

The proposed Merger announcement was made on September 7th by both companies and a comprehensive series of communications initiatives are now being rolled out to inform employees, customers, partners, investors, the media and industry analysts about the development and the next steps.  There is an intranet site already live with copies of the key communications documents as well as an employee FAQ which will be continually updated with answers to questions raised. Further employee communications will follow during the coming weeks and months and any questions are welcomed, by simply using the simple link on the integration pages of the intranet site.

Customers, Partners and Products

Will customers or partners see any difference in the service they receive as a result of this news?

No – it is ‘business as usual’ – customers and partners will be working with the same account managers and the same customer support teams, and can expect the same quality of product and service support as usual.  Following completion when we begin to integrate the businesses we should be better able to serve our customers and provide a wider range of offerings.  This is an exciting development for Micro Focus, and brings together two companies with similar strategies and strengths. HPE Software’s products are well established and predominantly similar in type to our own. HPE Software’s product portfolio offers solutions in IT Management, Enterprise Security, Information Management & Governance and Big Data Analytics. This transaction combines two well-established enterprise software vendors operating at a global scale with a presence in all significant international markets.   Going forward, the enlarged Micro Focus will have a strong franchise to leverage as we continue to link established technologies with the most relevant trends in IT such as Mobile, Cloud, DevOps, Internet of Things, Big Data and Analytics.

Should customers delay orders until more is known?

No.  The proposed Merger is not currently scheduled to complete before Q3 2017 and in the meantime we must ensure we deliver a successful Q2, first half and full year results to give us a strong platform from which to progress the integration of the two organizations.  If the transaction does not successfully complete, customers will continue to deal with a Micro Focus that has extensive product expertise and experience, as well as a commitment to first-class customer support.  And if the proposed Merger goes ahead customers will continue to get those benefits but also, over time, a broader range of software products and services for the future.

Will we be discontinuing development on any overlapping products?

No.  Following successful completion of the transaction, our approach will be consistent with previous integrations in preserving the full portfolios of both companies going forward, and we will draw on our recent acquisitions’ track record of successfully integrating any overlapping product sets. Our approach is best described as “best of both” where we will seek to offer the optimum combination of product features and integrations which the enlarged portfolio offers.

There appears to be an overlap between some of Micro Focus’ test products and the HPE portfolio.  How will we deal with this overlap?

We intend to preserve the full portfolios of strong, leading products in both companies going forward.  We have experience in this from previous acquisitions of overlapping product portfolios.

When can I discuss, offer or price HPE Software products with my customers?

It is business as usual until after completion, which is scheduled for Q3 2017. We can continue to sell all the same Micro Focus products as we have been, and this will not change.  It is important to note that our intention is to preserve the full portfolios of strong, leading products in both companies going forward. Detailed planning on how to position the enlarged product portfolio will not begin until after completion. We will draw on our recent acquisitions’ track record of successfully integrating any overlapping product sets and apply our rigorous model of product management to ensure we deliver the best possible products for our customers.

When can our partners discuss, offer or price HPE Software products with customers and prospects?

Our existing business partner contracts will not be subject to change as a result of this announcement, and many existing Micro Focus business partners will also have partnership agreements with HPE and/or HPE Software, and this is not subject to change either. Any business partner discussions with either Micro Focus or HPE Software should be conducted on a business as usual basis, and following a successful completion of the proposed Merger, there will be further announcements about how the partner programs will develop to meet the needs of the future. These decisions will result from detailed integration planning for implementation at a time following a successful completion.

How should I handle opportunities and renewals with customers who have interests in products from both companies?

It is business as usual until after completion, which is scheduled for Q3 2017. All existing contracts will continue to be managed as they have been and we must continue to focus on the improvement of customer renewal rates for all our existing products. Customers’ contracts and licensing entitlements for products from either company are unaffected by this change. Opportunities to sell Micro Focus products to customers during FY17 should be pursued on a business as usual basis in order to grow our footprint in both installed and new-logo customer segments. We should not view competitive situations with HPE Software sales teams any differently to those we have participated in previously, and as always our sales approach should be ethical, reasonable and in the best interests of the customer and our long term relationship.

Will this announcement affect sales territories or quotas?

The FY17 sales targets have not changed and individual salespeople’s targets (and territories) will not change as a result of this announcement.

How are we telling our customers about this?

Both companies have a comprehensive series of communications initiatives being rolled out to inform customers, amongst many other audiences, about today’s development and the next steps.

Is there a template I can use to build a set of communications directly with my own customers?

Yes, and you can find it here

What should I say if a customer asks me what I think of the deal or how it will affect them?

You should reflect on the deal as transformational for the Micro Focus business and one that promises much for the future if it completes. However, this transaction has not yet been approved, so for now it is business as usual. We can sell all the same Micro Focus products as we have been, and this will not change until following a successful completion of the transaction.  It is important to note that our intention is to preserve the full portfolios of strong, leading products in both companies going forward. Detailed planning on how to position the enlarged product portfolio will not begin until after completion. We will draw on our recent acquisitions’ track record of successfully integrating any overlapping product sets and apply our rigorous model of product management to ensure we deliver the best possible products for our customers.

This transaction combines two well-established enterprise software vendors operating at a global scale with a presence in all significant international markets.   Going forward, the enlarged Micro Focus will have a very strong franchise to leverage as we continue to link established technologies with the most relevant trends in IT such as Mobile, Cloud, DevOps, Internet of Things, Big Data and Analytics.

What will be the branding strategy of the combined business?

Decisions on the branding and packaging of products and services will not be taken until detailed integration planning begins. Any implementation of such changes will not be implemented until after completion and so until then we will continue with the important ongoing work to develop the brand and market reputation of Micro Focus.

What changes will I see over the coming days?

None.  Everyone’s priority should be on closing Q2 and delivering a strong first half and full year results.  Look out for further updates following this announcement in the coming days and weeks, but these should not distract anyone from our important day jobs.

No Offer or Solicitation

This communication does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document.

Additional Information and Where to Find It

This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by Seattle SpinCo, Inc. ("Seattle"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction").  The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC.  The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department.

Caution Concerning Forward-Looking Statements

This communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future.  In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Except as otherwise explicitly stated, neither the content of the Company’s website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.